Filed by Elanco Animal Health Incorporated

pursuant to rule 425 under the Securities Act of 1933, as amended

Subject Company: Eli Lilly and Company

Commission File No.: 001-06351

February 2019 Food and Companionship Enriching Life Company Presentation

1 Disclaimer This presentation contains certain statements about Eli Lilly and Company (“Lilly”) and Elanco Animal Health Incorporated (“Elanco”) that are “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are based on current expectations and assumptions regarding Lilly’s and Elanco’s respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this presentation may include statements about the expected effects on Lilly and Elanco of the exchange offer, the anticipated timing and benefits of the exchange offer, Lilly’s and Elanco’s anticipated financial results, and all other statements in this presentation that are not historical facts. Forward-looking statements are generally identified by using words such as "anticipate," "estimate," "expect," "intend," "project," "plan," "predict," "believe," "seek," "continue," "outlook," "may," "might," "should," "can have," "likely" or the negative version of these words or comparable words or by using future dates in connection with any discussion of future performance, actions or events. Actual results may differ materially due to various factors. In particular, forward-looking statements include statements relating to: the exchange offer and/or one or more subsequent additional distributions; the separation, the exchange offer and their expected benefits; applicable laws and regulations; provisions of Elanco's amended and restated articles of incorporation and amended and restated bylaws and certain contractual rights granted to Lilly may discourage takeover attempts and business combinations that shareholders might consider in their best interests; the exchange offer and related transactions will result in a substantial amount of Elanco common stock entering the market, which may adversely affect the market price of Elanco common stock; investments will be subject to different risks after the exchange offer; during and following the completion of the exchange offer, shares of Lilly common stock and Elanco common stock will fluctuate and the final per-share values used in determining the exchange ratio may not be indicative of future trading prices; tendering Lilly shareholders may receive a reduced discount or may not receive any discount in the exchange offer; participating Lilly shareholders may experience some delay in receiving shares of Elanco common stock (and cash in lieu of fractional shares of Elanco common stock, if any) for shares of Lilly common stock that are accepted in the exchange offer; market prices for shares of Lilly common stock may be impacted by the exchange offer; the separation and the exchange offer could result in significant tax liability; if there is a later determination that the separation or the exchange offer is taxable for U.S. federal income tax purposes because the facts, assumptions, representations or undertakings underlying the tax opinion are incorrect for any other reason, then Lilly and its shareholders could incur significant U.S. federal income tax liabilities and Elanco could incur significant liabilities; Elanco's indebtedness and Elanco's ability to make interest and principal payments on its indebtedness; Elanco's ability to satisfy the covenants contained in its indebtedness; Elanco's ability to generate sufficient cash to service all of its indebtedness; future actions, business plans or prospects; prospective products, product approvals or products under development; R&D costs, timing and likelihood of success; success of acquisition and licensing efforts; future operating or financial performance; future results of current and anticipated products and services, strategies, sales efforts, expenses, production and cost efficiencies, and margin improvements; uncertainty and impact of Brexit; interest rates and foreign exchange rates; heightened competition, including from new innovation or generics; the impact of disruptive innovations and advances in veterinary medical practices, animal health technologies and product alternatives; changes in regulatory landscape; changing market demand; unanticipated safety, quality or efficacy concerns regarding Elanco products; growth in emerging markets; the outcome of contingencies, such as legal proceedings; dividend plans; Elanco's agreements with Lilly; Lilly's control of Elanco prior to the exchange offer and potential loss of control of Elanco after the completion of the exchange offer; Elanco's ability to operate as a standalone company after the exchange offer is completed; government regulation; changes in U.S. foreign trade policy, imposition of tariffs or trade disputes; weather conditions and availability of natural resources; impact of global macroeconomic conditions; and changes in financial results. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Lilly’s and Elanco’s respective periodic reports filed from time to time with the Securities and Exchange Commission (the “SEC”), the registration statement filed by Elanco with the SEC on February 8, 2019, including the prospectus forming a part thereof (the “Registration Statement”), and other exchange offer documents to be filed by Elanco and Lilly with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Lilly nor Elanco undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements. The company undertakes no duty to update forward-looking statements.

2 Disclaimer (Cont’d) Non-GAAP Measures We present adjusted EBITDA, adjusted EBIT, adjusted operating income and other non-GAAP financial measures to help us describe our performance. We present these measures for the purpose of providing supplemental measures of our performance and are not required by, or presented in accordance with, U.S. generally accepted accounting principles (“GAAP”). The primary material limitations associated with the use of adjusted EBITDA , adjusted EBIT, adjusted operating income and other non-GAAP financial measures as compared to U.S. GAAP results include the following: (i) they may not be comparable to similarly titled measures used by other companies, including those in our industry, (ii) they exclude financial information and events, such as the effects of an acquisition or amortization of intangible assets, that some may consider important in evaluating our performance, value or prospects for the future, (iii) they exclude items or types of items that may continue to occur from period to period in the future and (iv) they may not exclude all unusual or non-recurring items, which could increase or decrease these measures, which investors may consider to be unrelated to our long-term operations. These non-GAAP measures are not, and should not be viewed as, substitutes for U.S. GAAP reported net income (loss). We encourage investors to review our combined financial statements in their entirety and caution investors to use U.S. GAAP measures as the primary means of evaluating our performance, value and prospects for the future, and adjusted EBITDA , adjusted EBIT, adjusted operating income and other non-GAAP financial measures as supplemental measures. Additional Information and Where to Find It This presentation is for informational purposes only and is neither an offer to sell or the solicitation of an offer to buy any securities nor a recommendation as to whether investors should participate in the exchange offer. Elanco has filed with the SEC a Registration Statement on Form S-4, including the prospectus forming a part thereof, and Lilly has filed with the SEC a Schedule TO, which more fully describe the terms and conditions of the exchange offer. The exchange offer will be made solely by the prospectus. The prospectus contains important information about the exchange offer, Lilly, Elanco and related matters, and Lilly will deliver the prospectus to holders of Lilly common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Lilly, Elanco or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. Holders of Lilly common stock may obtain copies of the prospectus, other related documents, and any other information that Lilly and Elanco file electronically with the SEC free of charge at the SEC’s website at www.sec.gov. Holders of Lilly common stock will also be able to obtain a copy of the prospectus by clicking on the appropriate link on www.lillyexchangeoffer.com. Related documents may also be obtained for free, as applicable, from Lilly at www.lilly.com or Elanco at www.elanco.com. Lilly has retained Georgeson LLC as the information agent for the exchange offer. If you have any questions about the terms of the exchange offer or how to participate, you may contact the information agent at 1-800-676-0194 (toll-free for shareholders, banks and brokers) or +1-781-575-2137 (all others outside the U.S.). The company undertakes no duty to update forward-looking statements.

Exchange Offering Summary Issuer: Elanco Animal Health Inc. (“ELAN” or “Elanco”) Offer to Exchange: Up to an aggregate of 293,290,000 shares* of ELAN common stock for outstanding shares of Eli Lilly and Company (“LLY” or “Lilly”) common stock Target Discount on ELAN: 7% based on average of VWAPs of LLY and ELAN during the Averaging Period (subject to the Upper Limit) Upper Limit: 4.5262 shares of ELAN per share of LLY validly tendered (represents a 12% discount to ELAN based on 7-Feb-2019 closing prices) Averaging Period: Expected to be March 4, 5 and 6, 2019 Expiration: Expected to be 12:00 midnight, New York City time, at the end of the day on March 8, 2019 Exchange / Ticker: NYSE / ELAN Dealer Managers: Goldman Sachs & Co. LLC; J.P. Morgan Securities LLC; Morgan Stanley & Co. LLC Minimum Condition: 50% shares of ELAN distributed (146,645,000 shares of ELAN distributed) *representing Lilly’s entire remaining interest in Elanco 3

Elanco Presenters 4 Jeff Simmons President, Chief Executive Officer and Director Todd Young Executive Vice President and Chief Financial Officer Elanco President, Chief Executive Officer and Director since July 2018 President of the Elanco Animal Health Division of Lilly and Senior Vice President of Lilly from 2008 to 2018 Prior to 2008, held various leadership roles at Elanco in the U.S. and abroad, including country director in Brazil and area director for Western Europe Joined Elanco in 1989 Elanco Executive Vice President and Chief Financial Officer since November 2018 Executive Vice President and Chief Financial Officer of ACADIA Pharmaceuticals since 2016 Prior to 2016, worked in multiple roles of ascending responsibility at Baxter, before driving the spinoff of Baxalta in 2015 Joined Elanco in November 2018

Elanco is Delivering on our Goals – 2018 Proof Points

Top Line Growth	Core Elanco[1] sales growth of 8% Targeted growth categories ~60% of total sales
Margin Expansion	Adjusted EBIT margin[2] +400 bps Adjusted operating income[2] +35%
Launching with Excellence	Fourth consecutive year with multiple launches Interceptor Plus reaches Blockbuster status
Meeting Expectations	Strategy is progressing; we are executing

©2019 Elanco and its affiliates.

Note: Elanco revenue growth calculated at constant exchange rates. All growth percentages represent full year 2018 compared to full year 2017. | [1] Excludes Strategic Exits, which include revenue from third-party manufacturing, distribution and other contractual arrangements as well as an equine product not core to our business and transitional contract manufacturing activity associated with the supply of human growth hormone to Lilly, which we have either exited or made the decision to exit.. | [2] Non-GAAP number. See reconciliations on slides 34 through 36.

5

Executing on Targeted 'Value-Generating' Strategy
Significant Progress Since IPO

Three Categories Where We Can Win

- 2018 Core Elanco Revenue: $2.97B, +8% YOY
- Targeted Growth Categories are 60% of sales and leading our growth
- Interceptor Plus achieved Blockbuster status

Unlocking Value

- 3% price growth for 2018
- 3 sites exited in 2018 (completed sale of sites in Larchwood, IA, Cali, Colombia and Sligo, Ireland)
- Announced International restructuring
- Narrowed CMOs by 18, ending year with 100
- Eliminated 310 SKUs in 2018


Portfolio
Innovation
The Customer
Productivity

Targeted Approach Creating Portfolio of Sustained Innovation

- 11 newly launched products grew 91% YOY to $274 million
- Since IPO: 2 launches, 1 approval
- Working towards regulatory approval for Imvixa in Norway
- Nutritional Health collaboration with Novozymes
- Molecule expansion of Credelio for cats (EU)

©2019 Elanco and its affiliates.
Note: Elanco revenue growth calculated at constant exchange rates.
6

Establishing an Independent Elanco 7 Growing Ownership “Fit for Purpose” Governance & Autonomy Engagement & Execution Prudent approach to establishing stand-alone capabilities, appropriate TSA utilization Employees granted ELAN shares at IPO and opportunity to buy directed shares at IPO price Management incentives tied directly to progress of Elanco’s margin expansion, innovation and sales growth goals Shift from defined benefit plan to Elanco defined contribution plan Experienced Board of Directors oriented towards growth and value Quarterly, outcome-based “way of execution” driving speed Strong Culture Passion for the Customer Ownership Mindset Evaluating options to expand ownership culturally & financially Top Senior Leaders measured quarterly on key metrics for Engagement & Execution

Compelling Value Proposition

Leader in attractive global market
Increasing demand for protein.
Growing pet ownership and spend.

Proven track record
Legacy of growth and transformation in a dynamic industry.

Targeted *value-generating* strategy
Portfolio, Innovation and Productivity.

Significant margin opportunity
Identified and acting on initiatives to achieve margin goals.

Progressing on strategy
Delivering to our expectations.

Grow Revenue
+5% projected industry growth 2017-2023[1]
+8% Core Elanco[2] growth in 2018 vs. 2017

Increase Productivity & Profitability
5 manuf. sites exited since 2015
7 R&D sites exited since 2015
Intend to reduce commercial presence from **~70 to ≤ 50** countries by the end of 2019
+700bps Adj. EBIT[3] margin in 2018 vs. 2015
+20% Adj. EBIT[3] CAGR 2015-2018

Sustained Innovation
11 products launched 2015 – 2018 | **~3** per year
$274M revenue in FY 2018 – 91% growth
36 potential new innovations in development

©2019 Elanco and its affiliates.

Note: Elanco revenue growth calculated at constant exchange rates.
[1] Global animal health industry revenue is expected to grow nominally at a CAGR of 5% from 2017-2023, according to Vetnosis. | [2] Excludes Strategic Exits, which include revenue from third-party manufacturing, distribution and other contractual arrangements, as well as an equine product not core to our business and transitional contract manufacturing activity associated with the supply of human growth hormone to Lilly, which we have either exited or made the decision to exit. . | [3] Non-GAAP number. See reconciliations on slide 34.

8

An Attractive Industry

Strong Growth Drivers

$34B

~5%

2017-2023
Growth[1]


Animal Well-being
Companion Animal
Food Animal
Animal Health
Increasing pet ownership
Pets living up to 20% longer
Growing pet spend
1 in 3 get wrong nutrition
~75% Increase in protein demand
Overusing resources
20% lost to death and disease

©2019 Elanco and its affiliates.

[1] Global animal health industry revenue is expected to grow nominally at a CAGR of 5% from 2017-2023, according to Vetnosis.

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Established Leader; Enduring Brands; Global Presence

Our Vision

Food and companionship enriching life


Food


Companionship

Elanco Since **1954**	**~$3.1B** tripling revenue since 2005 **~5,800** employees	**Products in ~90+** countries	**Top 4** in all four key regions[1] **Top 3** Cattle | Poultry Medicated Feed Additives[1]	**125+** Brands Sustained Value

Size, Scale, and Strategy: Positioned for Next Era of Growth

©2019 Elanco and its affiliates.

[1] Based on 2017 revenue.

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Elanco is Diversified and Largely Disentangled

Diversified Geographic and Business Mix

2018 Sales By Geography
Diversified Geographies



LATAM[1] 10%
APAC
16%
51%
North America
23%
EMEA

2018 Sales By Business
Balanced portfolio



3% Strategic Exits
Companion Animal[2]
35%
61%
Food Animal[2]

Footprint Disentangled from Lilly

R&D



PEI, Canada
Vaccines Mfg Aqua R&D
Greenfield, IN
R&D Headquarters
Cuxhaven, Ger.
R&D / Vaccines
Bangalore, India
Regulatory, Operations, Statistics, Writing
Ft. Dodge, IA
R&D / Vaccines
Shanghai, China
R&D Hub
Yarrandoo, Aus.
FAB R&D
Basel, Switz.
Chemistry, Tech Development
Sao Paulo, Brazil
R&D Hub

Manufacturing



Clinton, IN
Ferm / Pur
PEI, Canada
Vaccines Mfg Aqua R&D
Speke, UK
Ferm / Biotech
Terre Haute, IN
Enzymes
Cuxhaven, Ger.
R&D / Vaccines
Wuxi, China
API / Formulation
Ft. Dodge, IA
R&D / Vaccines
Winslow, ME
Vaccines
Kansas City, KS
Implants
Chungli, Taiwan
Local premises
Huningue, FR
Drug Prod – OSD
Barueri, Brazil
Local premises

R&D	Mfg / R&D	Manufacturing	Manufacturing	Manufacturing
Elanco Research Hubs	Combined Facilities	Vaccines Network	EEM – Regional	AH Mfg Network

©2019 Elanco and its affiliates.

[1] *LATAM includes aquaculture from all regions* | [2] *Food Animal includes Ruminants & Swine and Future Protein & Health categories; Companion Animal includes CA Disease Prevention and CA Therapeutics categories | Numbers may not add due to rounding.*

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Faster, more efficient product approval Sustained brand life post patent expiration Less dependence on a few big products, geographies Cash vs. payer market Direct, deep customer relationships Animal Health Differs from Human Health Sustained Performance, Less Volatility 12

13 Unlocking Value Three Categories Where We Can Win Targeted Approach Creating Portfolio of Sustained Innovation Creating a more attractive mix in favor of high-growth categories Maintaining Ruminants & Swine categories Delivering value beyond product The Customer Productivity Innovation Portfolio The Customer Executing on Targeted ‘Value-Generating’ Strategy Holistic execution of margin expansion opportunities Implementing manufacturing efficiencies and right-sized footprint Int’l restructuring and transitioning go-to-market models Targeted focus areas Balancing internal and external sources of innovation Sustained innovation

Strategically Positioned to Drive Innovation & Growth in Three Targeted Categories 14 Food Animal Future Protein & Health Poultry, Aqua & Nutritional Health Companion Animal Therapeutics Chronic Disease Companion Animal Disease Prevention Vaccines and Parasiticides Targeted growth categories Food Animal Ruminants & Swine Broad parasiticide & vaccines portfolios Emerging channel presence Emerging leadership in osteoarthritis and pain Continued portfolio innovation Strong brand reputation with global presence Antibiotics stewardship Leading solutions for greatest challenges R&D efforts in nutritionals 2017 Market Size: $6.4B $4.4B $7.9B $15.5B Portfolio

Strong Sales Momentum in Targeted Categories 15 Note: All numbers at constant exchange rates. Growth in targeted categories Launched Innovation Benefit from unique 2017 comparisons Portfolio DRIVEN BY: 2018 vs. PY% +14% CA Therapeutics +7% Future Protein & Health +10% Ruminants & Swine - Targeted Growth Categories CA Disease Prevention +22% 8% Core Elanco

16 Our Prioritized Pipeline Focus: Targeted Platforms Investing in Areas Where we are Best Positioned to Win Companion Animal Vaccines Vaccines Novel Formulations; Geographic Expansion Expand Poultry; Selected Targets In Other Species Pharmaceuticals Therapeutic Pain; Dermatology Biopharma; Alternatives to Antibiotics Nutritional Health Parasiticides Broad Portfolio; New Combinations; New MOAs Digestive Health Focus; Expand to Pre/Probiotics Food Animal Innovation

17 FY’18 - $274.2 FY’17 - $143.8 FY’16 - $97.9 FY’15 - $24.7 Note: We suspended commercialization of Imrestor in the second quarter of 2018. Revenues from Imrestor were $3.4M and $6.5M for the years ended December 31, 2018 and 2017, respectively. Proven Track Record of Innovation & Product Launches Portfolio Approach to Innovation Allows for Attractive Pipeline of Products New Product Revenues ($M) Innovation Totals Companion Animal Food Animal Category New Products Launched 2015 – 2018 11 New Product Shots on Goal 2019 – 2023 36 16 20 Totals $0 $20 $40 $60 $80 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 2015 2016 2017 2018

Global sales force & C-country consolidation International restructuring and go-to-market model transitions Procurement initiatives Spend control towers Key contracts renegotiation 18 Productivity Productivity Agenda in Advanced Stage of Execution 85% of Productivity Initiatives are Currently Under Way 2015 2018 2019 2020 Manufacturing Commercial / G&A Continued manufacturing improvements Site exits / transitions Procurement Lean manufacturing Utilization CMO consolidation Efficient independent company infrastructure (G&A, pensions, governance) 3,500 17 16 2,300 12 9 4,500 Manuf. Headcount Manuf. Sites R&D Sites SKUs Rationalized 2,800 CMOs 100 130 Note: Manufacturing Headcount, CMO, and SKU figures are approximate.

19 Return to Growth: 2018 (Non-GAAP Adjusted1) Strong financial results, met expectations 1 Adjustments detailed in reconciliations (slide 34) 2 See footnote 1 on slide 27 3 Non-GAAP number 4 Marketing, Selling and Administrative 5 Non-GAAP number; adjusted contingent consideration related to Galliprant Sales Progress Core Elanco +8% vs. 2017 Targeted growth categories +15% vs. 2017 Total Elanco +6% vs. 2017 Margin Expansion Adj. EBIT3 growing faster than sales +37% vs. 2017 Adj. EBIT Margin3 improved +700bps FY 2018 vs. FY 2015 ($M) 2015A 2017A 2018A 17-18 Growth CA Disease Prevention 591 660 805 22% CA Therapeutics2 245 261 283 9% Future Protein & Health 633 649 711 10% Ruminants & Swine 1,357 1,175 1,174 (0%) Core Elanco 2,826 2,745 2,973 8% Strategic Exits2 83 144 94 NM Total Revenue 2,909 2,889 3,067 6% Adjusted COPS3 1,381 1,451 1,535 Adjusted Gross Margin3 1,528 1,438 1,532 7% % of revenue 53% 50% 50% SG&A4 916 780 735 R&D 291 252 247 Total OPEX 1,207 1,032 982 (5%) % of revenue 41% 36% 32% Adjusted Other (Income) Expense5 2 5 - Adjusted EBIT3 320 402 549 37% % of revenue 11% 14% 18% Adjusted EBITDA3 394 499 648 30% % of revenue 14% 17% 21% Cost flow from inventory to COPS impacts Gross Margin over time 2018 margin expansion driven by OPEX reductions

Years of Experience Key Experience Jeff Simmons President, Chief Executive Officer & Director 29 Industry leadership Business & management experience Sarena Lin EVP, Elanco USA, Corporate Strategy and Global Marketing 25 Channel expertise CPG experience David Kinard EVP, Human Resources 25 Talent Mgmt., Organization Design, Change Mgmt. Global human resources experience David Urbanek EVP, Manufacturing & Quality 30 Manufacturing expertise Productivity agenda experience Experienced Management Team 20 Next era of growth driven by innovation ~1,300 bps margin improvement Strong management has positioned Elanco for success as an independent company Years of Experience Key Experience Todd Young EVP & Chief Financial Officer 18 Public company CFO experience Treasury experience Michael-Bryant Hicks EVP, General Counsel & Corporate Strategy 19 Public company governance experience Ramiro Cabral EVP, Elanco International 24 Veterinary expertise International markets experience Aaron Schacht EVP, Innovation, Regulatory & Business Development 27 Drug development / partnering experience Open innovation expertise

Elanco is in Execution Mode, Meeting Our Expectations 21 Sales growing Targeted Growth Categories performing Delivering Top Line Results Expanding Margin Launching with Excellence Ready to be Independent Newly launched products growing Market fundamentals remain attractive Profitability improving Executing on Productivity Agenda Governance structure established Execution & Engagement focus

Thank You

Appendix

Industry Challenges: Elanco Approach Corporate Vet Clinics Portfolio Approach Innovation B2B / Integrated Services Food Marketing Trends Shaping Global Antibiotic Policy for Prudent Use Driving tiered-therapy Antibiotic Alternatives Animal-only Antibiotics Shared-class targeted therapy Consumer Embraced Innovation Generic Competition Offer Portfolio Solutions Value Beyond Product Ag Economy / Trade Global Business Diversified Species Productivity Matters 24

Industry Opportunities Innovation Increasing sources, funding New platform areas: microbiome/nutritional health, biotherapeutics, antibiotic alternatives Socioeconomic Trends Growing population, middle class Increasing diet diversity Increasing urbanization, ownership, spend on pets Channel & Beyond the Clinic Online, retail, pharmacy Direct to pet owner Global reach to more farmers (ex. Brazil, China) Geographic Expansion Animal numbers Disease pressure Global Brands 25

Targeted Strategy 2018 onwards Innovation $274M revenue in 2018 36 potential new product innovations Novozymes agreement for collaboration in cattle Portfolio 3 categories targeted to win and grow Productivity 85% of productivity initiatives are under way Market: +5%4 p.a. Era of Growth Tripled in size $0.9B to $2.9B Revenue Elanco’s Strategic Evolution 9 Acquisitions & started 5 New Businesses 26 Diversified from nearly 100% food animal to 30%+ companion animal Delivered late stage pipeline Launched: 9 products, $144M revenue in ’17 Integrated 3 Acquisitions $500M+ annualized cost savings Repositioned Mix Antibiotics Shift & Alternatives Productivity Products Shift Broadened CA portfolio Strategic Exits 2015-2017 Repositioned & Transformed 1 2006-2015 Market actual growth rates prior to 2017 2 2005-2015 3 Based on a nominal growth rate as reported by Vetnosis 4 Global animal health industry revenue is expected to grow nominally at a CAGR of 5% from 2017-2023, according to Vetnosis. 2005-2015 2015-2017 Expanded & Diversified Repositioned & Transformed Market: +5%1 p.a. Elanco: +13%2 p.a. Market: +4%3 p.a. Elanco: 0% p.a. Decade of Leadership Period of Repositioning

27 Historical ($) FY15A FY16A FY17A CA Disease Prevention 591 628 660 CA Therapeutics1 245 256 261 Future Protein & Health 633 631 649 Ruminants & Swine 1,357 1,309 1,175 Core Elanco 2,826 2,824 2,745 Strategic Exits1 83 89 144 Total Elanco $2,909 $2,913 $2,889 % growth 0% (1%) Elanco sales evolution 2015-2017 ($M) CA Disease Prevention 2017 2015 CA Therapeutics FA Future Protein & Health Strategic Exits Use of SC Antibiotics / VFD Ractopamine (Optaflexx and Paylean) Increasing customer spend in CA BI Vetmedica acquisition Competition in certain parasiticides Launch of Galliprant and Osurnia BI Vetmedica Contract Manufacturing Exits from legacy distribution agreements / non-core products Tailwinds / Headwinds FA Ruminants & Swine Antibiotic alternatives Growth in aqua 2015-17: Sales Evolution and Headwind Dynamics 1 On June 30, 2018 we made the decision to exit an equine product not core to our business. Revenue from this product is reflected in CA Therapeutics from 2015 – 2017 and in Strategic Exits for 2018. Revenue from the product was $1.6M, $3.4M, $3.7M and $3.4M for the years ended December 31, 2018, 2017, 2016 and 2015 respectively. $2,889 $2,909 $61 $182 $16 $16 $69 $2,700 $2,750 $2,800 $2,850 $2,900 $2,950 $3,000 $3,050

2015-2017: EBIT (Non-GAAP Adjusted[1]) Evolution

Proven Track Record of Cost Cutting and Margin Expansion

	2015A	2016A	2017A
Core Elanco	**2,826**	**2,824**	**2,745**
Strategic Exits	83	89	144
Total Revenue	**2,909**	**2,913**	**2,889**
% growth		*0%*	*(1%)*
Adjusted COGS[2]	1,381	1,409	1,451
Adjusted Gross Margin[3]	**1,528**	**1,505**	**1,438**
% of revenue	*53%*	*52%*	*50%*
SG&A[4]	916	785	780
R&D	291	266	252
Adjusted Other (Income) Expense[5]	2	(3)	5
Adjusted EBIT[3]	**320**	**457**	**402**
% of revenue	*11%*	*16%*	*14%*
Adjusted EBITDA[3]	**394**	**540**	**499**
% of revenue	*14%*	*19%*	*17%*

Elanco Adjusted EBIT Evolution 2015-2017



% of revenue
Tailwinds / Headwinds
2015 Adj. EBIT3
11%
Portfolio headwinds
5pps
VOLUME/MIX
Manufacturing savings
2pps
PRODUCTIVITY
SG&A improvement
5pps
COMMERCIAL / G&A
R&D productivity
1pp
INNOVATION
2017 Adj. EBIT3
14%
18% Adj. EBIT Margin3 in 2018

- **Competitive pressures** drive volume loss in profitable products, creating negative mix
- **Reduced volume** leads to contractual penalties & resource underutilization
- **~$125M of gross savings** via site closures, lean savings and procurement savings, partially offset by cost inflation
- **SG&A[4] Optimization (5pps)** ~$140M of net SG&A[4] savings
- **Exited 7 R&D sites**
- **Prioritized portfolio**

©2019 Elanco and its affiliates.

[1] Adjustments detailed in reconciliations (slide 34) | [2] Non-GAAP number; adjusted to remove purchase accounting adjustments to inventory | [3] Non-GAAP numbers | [4] Marketing, Selling and Administrative | [5] Non-GAAP number; adjusted contingent consideration related to Galliprant

28

Portfolio

Intentional Product Mix Evolution

Exposure to Challenged Mix Materially Reduced Over Time

	2015 MIX[1]		2018 MIX[1]
Growth Categories: Companion Animal Disease Prevention; Companion Animal Therapeutics; Food Animal Future Protein & Health	52%	**Transformative Actions**: **Targeted R&D:** >75% investment in 3 segments; **Resource Shifts:** Geographies, Species; **Deliver** Antibiotic alternatives	61%
Food Animal Ruminants & Swine	48%		39%
Challenged Mix — Focus for Mix Transformation[2] (Tylan, Pulmotil, Paylean, Optaflexx)	15%	Tylan growth promotion removed globally; Ractopamine NA focus, non-trade	8%

©2019 Elanco and its affiliates.

[1] Of Core Elanco revenue (excl. Strategic Exits).

[2] Ractopamine products as well as certain Pulmotil and Tylan formulations

29

Elanco's Antibiotic Stewardship

Tiered Approach

- **Best Practices Used On Farms**
- **Alternatives to Antibiotics**
- **Animal-Only Antibiotics First When Possible**
- **Medically-important Antibiotics as Last Alternative**

June 2015
Elanco Antibiotic Stewardship 8-Point Plan Announced at the White House

Sept 2016
Elanco One Health Summit in Washington DC & Antibiotic Stewardship Declaration

Sept 2018
Elanco Expands Commitment to Fight Antimicrobial Resistance joining CDC and HHS Antimicrobial Resistance Challenge

Progress

Submitted nearly 100 labels to **remove growth promotion claims** from our medically important antibiotic molecules globally, even if the practice is allowed by local regulation.	Have evaluated 24 of 25 committed **antibiotic alternative** candidates
2018 medically-important **Shared Class Antibiotic Sales declined 2%**	Completed submission of 67 labels to **move products from OTC to veterinarian oversight** in countries where OTC remained and veterinary infrastructure exists
U.S. industry sales of medically important antimicrobials approved for use in food-producing animals **decreased by 33%** from 2016 to 2017	2018 **Animal Only Antibiotic Sales Increased 8%**

Elanco ©2019 Elanco and its affiliates.

30

31 Broad Parasiticide Coverage with Early Onset Earliest Treatment Age in the Industry Company Brand Heartworm Hookworm Whipworm Roundworm Tapeworm Flea Ticks Min age 6 weeks 8 weeks 6 weeks 8 weeks 6 weeks 24 weeks 24 weeks 24 weeks Reaching pets early drives lasting brand utilization

Companion Animal Channel Expansion

Positioned to grow beyond the clinic

Elanco well positioned

Portfolio. Partnerships. People.
Prescription and OTC products

Portfolio.

Capstar (nitenpyram) · Trifexis (spinosad+milbemycin oxime) · Galliprant (grapiprant tablets) · Cheristin for cats spinetoram · Credelio (lotilaner) · Interceptor Plus (milbemycin oxime/praziquantel)

Partnerships.

- Online retailers
- "Big-box" retail stores
- Other over-the-counter distribution

People.

- Dedicated resources
- Channel specific expertise
- Commercial capabilities & capacity

US Retail and online petcare sales $3.3B[1]
(medicated products)



Pet Specialty
Internet
18%
31%
51%
Mass & Pharmacy

US Retail and online petcare sales[1]
(medicated products)

39% of pet medications are purchased outside of the vet clinic[1]

Flea and Tick internet sales grew **47%** in 2017[2]

Parasiticides represents **41%** of pet medicine[1]

Elanco ©2019 Elanco and its affiliates.

[1] Packaged Facts: Pet Medications in the US 5th Edition; Pet Supplements Market in the US 6th Edition. | [2] Rakuten Intelligence – 2017 Dollar Sale

32

Conservative Financial Policy and Balanced Approach to Capital Allocation

Capital Allocation Policy

- Elanco is committed to achieving and maintaining investment grade ratings
- Long-term gross Debt / Adjusted EBITDA target of 2.5-2.75x
- Maintain nominal and consistent dividend per share
- No share repurchase program until target gross leverage is achieved
- Active working capital management and disciplined capital expenditures
- Level of business development will be dependent on financial performance and consistent with long-term investment grade ratings

Leverage Profile

($M)	
Debt Issuance	$ 2,500
Cash on Balance Sheet[1]	$ 475
FY 2018 Adjusted EBITDA[2]	$ 648
Gross Leverage at IPO	**4.7 x**
Gross Leverage at YE 2018	**3.9 x**

Capital Structure Overview

- On August 14th, 2018, Elanco executed a 3-part $2.0B offering across new 3yr, 5yr and 10yr tranches
- Final tranching and pricing represented a weighted average bond maturity of 6.4yrs and a weighted average bond coupon of 4.42%
- Debt capital structure includes a $500M 3yr term loan and $750M 5yr revolving credit facility
- Debt proceeds used to make a distribution to Lilly

Objective is Long-Term Investment Grade Rating, Strong Balance Sheet and Adequate Liquidity

©2019 Elanco and its affiliates.

[1] Excludes $203M in restricted cash as of 31-Dec-2018. | [2] Non-GAAP number. See slide 34 for reconciliations.

33

Net Income (Loss) to Adjusted EBITDA Reconciliation

$M	Ledger	2015	2016	2017	2018
Net Income (Loss) – GAAP		**(210.8)**	**(47.9)**	**(310.7)**	**86.5**
Income tax expense (benefit)		(48.7)	25.5	78.1	27.6
Net interest expense		-	-	-	29.6
Depreciation and Amortization		236.9	254.4	318.4	296.0
EBITDA		**(22.6)**	**232.0**	**85.8**	**439.7**
A Purchase accounting adjustments to inventory	COPS	153.0	-	42.7	-
B Integration costs of acquisitions	Restructuring	140.8	154.8	90.3	26.5
C Severance	Restructuring	59.5	42.1	162.0	15.5
D Asset impairment	Restructuring	57.5	98.3	110.6	81.9
E Gain on sale of assets	Restructuring	-	-	(19.6)	(0.8)
F Facility exit costs	Restructuring	5.5	13.2	31.8	5.7
G Contingent consideration	Other-net, (inc.) expense	-	-	(4.7)	40.4
H Inventory write-off	COPS	-	-	-	38.6
Adjusted EBITDA		**393.7**	**540.4**	**498.9**	**647.5**
Depreciation		73.9	83.7	97.2	98.6
Adjusted EBIT		**319.8**	**456.8**	**401.7**	**548.9**

A The fair value for inventories related to the BI Vetmedica and Novartis Animal Health (Novartis AH) acquisitions include a purchase accounting adjustment to write up the inventory value

B Expenses related to integration of BI Vetmedica, Novartis Animal Health and Elanco stand up costs (2018)

C 2017 – Associated with the US voluntary early retirement program offered by Lilly, related to our employees; 2015 & 2016 – Incurred as a result of actions taken to reduce our cost structure, including severance and curtailment loss; 2018 – OUS restructuring

D 2017 - Primarily related to intangible asset impairments for a certain market product and for acquired IPR&D assets; 2015 & 2016 – Primarily from intangible asset impairments due to product rationalization and to charges related to site closures resulting from our acquisition and integration of Novartis AH; 2018 – primarily impairments to assets at manufacturing sites and suspension of Imrestor activities

E Gain on disposal of two sites that we previously closed as part of our acquisition and integration of Novartis Animal Health, gain on sale of Cali, Colombia facility

F Expenses associated with manufacturing site consolidation

G Increase in fair value of Galliprant-related contingent consideration liabilities as a result of an increase in the product's projected cash flows

H Inventory write-offs in cost of sales primarily related to the suspension of commercial activities for Imrestor

Elanco ©2019 Elanco and its affiliates.

34

Elanco Income Statement (GAAP) 35 1 See footnote 1 on slide 27 2 Marketing, Selling and Administrative ($M) 2015A 2016A 2017A 2018A CA Disease Prevention 591 628 660 805 CA Therapeutics1 245 256 261 283 Future Protein & Health 633 631 649 711 Ruminants & Swine 1,357 1,309 1,175 1,174 Core Elanco 2,826 2,824 2,745 2,973 Strategic Exits1 83 89 144 94 Total Revenue 2,909 2,913 2,889 3,067 % growth 0% (1%) 6% COPS 1,534 1,409 1,494 1,574 Gross Margin 1,375 1,505 1,395 1,493 % of revenue 47% 52% 48% 49% SG&A2 916 785 780 735 R&D 291 266 252 247 Operating Income 168 454 363 511 % of revenue 6% 16% 13% 17% Amortization 163 171 221 197 Restructuring 263 308 375 129 Adj. Other (Income) Expense 2 (3) (0) 41 EBIT (260) (22) (233) 144 % of revenue (9)% (1)% (8)% 5% Net Interest Expense - - - 30 Tax (49) 26 78 28 Net Income (211) (48) (311) 87

Elanco Income Statement (Non-GAAP Adjusted1) 36 1 Adjustments detailed in reconciliations (slide 34) 2 See footnote 1 on slide 27 3 Non-GAAP number; adjusted to remove purchase accounting adjustments to inventory 4 Non-GAAP numbers 5 Marketing, Selling and Administrative 6 Non-GAAP number; removed amortization of intangibles 7 Non-GAAP number; removed restructuring costs 8 Non-GAAP number; adjusted contingent consideration related to Galliprant ($M) 2015A 2016A 2017A 2018A CA Disease Prevention 591 628 660 805 CA Therapeutics2 245 256 261 283 Future Protein & Health 633 631 649 711 Ruminants & Swine 1,357 1,309 1,175 1,174 Core Elanco 2,826 2,824 2,745 2,973 Strategic Exits2 83 89 144 94 Total Revenue 2,909 2,913 2,889 3,067 % growth 0% (1%) 6% Adj. COPS3 1,381 1,409 1,451 1,535 Adj. Gross Margin4 1,528 1,505 1,438 1,532 % of revenue 53% 52% 50% 50% SG&A5 916 785 780 735 R&D 291 266 252 247 Adj. Operating Income4 321 454 406 550 % of revenue 11% 16% 14% 18% Amortization6 - - - - Restructuring7 - - - - Adj. Other (Income) Expense8 2 (3) 5 1 Adj. EBIT4 320 457 402 549 % of revenue 11% 16% 14% 18% Adj. EBITDA4 394 540 499 648 % of revenue 14% 19% 17% 21%

37. 1 Includes Changes in deferred income taxes, Gain on sale of assets, Other non-cash operating activities, net, inventories, and Other Assets 2 Includes Disposals of property and equipment  3 Includes Repayments of borrowings - notes, Debt issuance costs, Other Financing activities, net, and Other net transactions with Lilly Elanco Cash Flow Statement (GAAP) ($M) 2016A 2017A 2018A Cash Flows from Operating Activities Net income $ (47.9) $ (310.7) $ 86.5 Depreciation and amortization 254.4 318.4 296.0 Stock-based compensation expense 20.4 25.0 26.0 Asset impairment charges 98.3 110.6 120.5 Receivables (80.7) 48.4 (122.0) Accounts payable and other liabilities 37.1 (8.4) 116.1 Other adjustments1 (125.7) (9.5) (35.8) Net Cash Provided by Operating Activities 155.9 173.8 487.3 Cash Flows from Investing Activities Net purchases of property and equipment (110.3) (98.6) (134.5) Cash paid for acquisitions, net of cash acquired (45.0) (882.1) - Other investing activities, net2 (26.8) 16.1 7.5 Net Cash Used for Investing Activities (182.1) (964.6) (127.0) Cash Flows from Financing Activities Proceeds from issuance of long-term debt - - 2,500.0 Proceeds from issuance of common stock - - 1,659.7 Consideration paid to Lilly in connection with the Separation - - (3,991.3) Other transactions, net3 (149.6) 847.5 (203.6) Net Cash Used for Financing Activities (149.6) 847.5 (35.2) Effect of exchange rate changes on cash and cash equivalents (26.0) 7.9 29.0 Net increase in cash, cash equivalents and restricted cash (201.8) 64.6 354.1 Cash, cash equivalents, and restricted cash at January 1 460.6 258.8 323.4 Cash, cash equivalents and restricted cash at December 31 258.8 323.4 677.5 Cash and cash equivalents 258.8 323.4 474.8 Restricted cash - - 202.7 Cash, cash equivalents, and restricted cash at December 31 258.8 323.4 677.5

Compelling Value Proposition 38 Leader in attractive global market Increasing demand for protein. Growing pet ownership and spend. Significant margin opportunity Identified and acting on initiatives to achieve margin goals. Targeted value-generating strategy Portfolio, Innovation and Productivity. Proven track record Legacy of growth and transformation in a dynamic industry. Since IPO, progressing on strategy Delivering to our expectations